INDUSTRIAL LOGISTICS PROPERTIES TRUST

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts 02458

January 9, 2018

VIA EDGAR

Ms. Kim McManus

Senior Counsel

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Industrial Logistics Properties Trust

Registration Statement on Form S-11

File No. 333-221708

Dear Ms. McManus:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Industrial Logistics Properties Trust (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 2:00 p.m., Eastern Time, on January 11, 2018, or as soon as practicable thereafter.  By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Howard E. Berkenblit of Sullivan & Worcester LLP at (617) 338-2979 and that such effectiveness also be confirmed in writing.

[Signature page follows]

United States Securities and Exchange Commission

January 9, 2018

Very truly yours,

INDUSTRIAL LOGISTICS PROPERTIES TRUST

By:	/s/ Richard W. Siedel, Jr.
	Name:	Richard W. Siedel, Jr.
	Title:	Chief Financial Officer and Treasurer